April 19, 2013

Mr. Jeffrey Gordon
Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance

RE: New America Energy Corp. (the “Company”
Item 4.01 Form 8-K Filed April 8, 2013
File No. 0-54243

Dear Mr. Gordon:

We reference your letter of April 11, 2013 in regard to the Company’s Form 8-K filed April 8, 2013. We hereby provide information as follows:

Comments:

1.
Item 304(a)(1)(ii) of Regulation S-K requires a statement whether the accountant's reports on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant’s report. Please enhance your disclosure accordingly in an amended Form 8-K.

2.	The disclosure should also state whether during your two most recent fiscal years and any subsequent interim period through the date of resignation there were any reportable events or disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. Your current disclosure only references interim periods preceding the resignation of your former accountant. Please revise in an amended Form 8-K. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-K.

Mr. Jeffrey Gordon
Division of Corporate Finance
April 19, 2013

3.
To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your amended Form 8-K.

Response:

We have reviewed your comments above and the respective policies and we have filed our Form 8-K/A – Amendment No. 1 on April 19, 2013. We have obtained and filed an updated Exhibit 16 letter from our former accountants.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We trust that the amended Form 8-K provides all of the required disclosure and that we have addressed all of the matters put forth in your correspondence on this file. Should you require further please do not hesitate to contact the undersigned.

Yours truly,

/s/ Rick Walchuk
Rick Walchuk
Chief Executive Officer

cc: File